Lazard Global Total Return and Income Fund, Inc.

Sub-Item 77C (Matters submitted to a vote of security holders.)

The Annual Meeting of Stockholders was held on April 21,
2017, to vote on the following proposal. The proposal received the required number of votes of stockholders and was adopted.

Election of the following Directors:
one Class I Director, to serve for a one-year term expiring at the 2018 Annual Meeting and until his successor is duly elected and qualified; and

three Class III Directors, each to serve for a three-year term expiring at the 2020 Annual Meeting and until his or her successor is duly elected and qualified.

Director 		For 		Withhold Authority
Ashish Bhutani 		8,145,678 	213,100
Franci J. Blassberg 	8,126,807 	231,971
Nathan A. Paul 		8,157,491 	201,287
Richard Reiss, Jr. 	8,142,912 	215,867